UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Sizmek Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83013P105

(CUSIP Number)

Joe Marchica

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2307

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83013P105

1.	Names of Reporting Persons. Alex Meruelo Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,476

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83013P105

1.	Names of Reporting Persons. Meruelo Investment Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,022,570

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,022,570

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,022,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83013P105

1.	Names of Reporting Persons. Xavier Gutierrez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,938

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,938

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,938

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83013P105

1.	Names of Reporting Persons. Alex Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,023,570

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,023,570

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) IN/HC

Introduction

This Amendment No. 3 (“Amendment No. 3”) is jointly filed by and on behalf of Alex Meruelo Living Trust (“Meruelo Trust”), Meruelo Investment Partners LLC (“Meruelo Partners”), Xavier Gutierrez, and Alex Meruelo to amend the Schedule 13D filed with the Securities and Exchange Commission (“Commission”) on July 1, 2014 (“Original Schedule 13D”) as amended by, Amendment No. 1 to the Original Schedule 13D filed with the Commission on February 19, 2015 (“Amendment No. 1”), and Amendment No. 2 to the Original Schedule 13D filed with the Commission on March 19, 2015 (“Amendment No. 2”), and the Original Schedule 13D, together with Amendment No. 1 and Amendment No 2, the “Existing Schedule 13D”, and collectively with this Amendment No. 3, the “Schedule 13D” or “statement”) with respect to the subject class of securities.  Each term used and not otherwise defined in this Amendment No. 3 shall have the meaning assigned to such term in the Existing Schedule 13D. Except as otherwise provided hereby, each Item of the Existing Schedule 13D remains unchanged.

Item 2.           Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

“This statement is jointly filed by and on behalf of Alex Meruelo Living Trust (“Meruelo Trust”), Meruelo Investment Partners LLC (“Meruelo Partners”), Xavier Gutierrez, and Alex Meruelo.  Meruelo Trust, Meruelo Partners and Alex Meruelo, shall be collectively referred to herein as the “Meruelo Shareholders”.

Meruelo Trust is a revocable intervivos trust.  The principal business of Meruelo Trust is serving as a revocable intervivos trust.

Meruelo Partners acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts, including Meruelo Trust.  The principal business of Meruelo Partners is serving as an investment adviser or manager to other parties and accounts.

The present principal occupation of Mr. Gutierrez is serving as the president and chief investment officer for Meruelo Partners.  Mr. Gutierrez also serves as a director on the board of the Company.

Mr. Meruelo is the trustee of Meruelo Trust and Managing Member of Meruelo Partners and may be deemed to control, and beneficially own securities owned or held by, Meruelo Partners.  The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group.  Meruelo Group is a privately-held management company serving a diversified portfolio of affiliated entities with interests in banking and financial services, food services (manufacturing, distribution, and restaurant operations), construction and engineering, hospitality and gaming, real estate management and development, media (television and radio), and public and private equity investing.

The place of organization or citizenship, as applicable, of each reporting person is stated in Item 6 of such reporting person’s cover page hereto.  The address of the principal office or business address, as applicable, of each reporting person and the Meruelo Group is 9550 Firestone Blvd., Suite 105, Downey, California 90241.

No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.  No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

Each reporting person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other reporting person.  Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.”

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

“Pursuant to an Agreement and Plan of Merger, dated as of August 12, 2013 (the “Merger Agreement”), by and among Extreme Reach Inc. (“Extreme Reach”), Dawn Blackhawk Acquisition Corp., a wholly-owned subsidiary of Extreme Reach, and Digital Generation, Inc. (“DG”), each share of DG common stock previously held by the Meruelo Shareholders was partially redeemed by conversion into the right to receive one share of Common Stock and the per share merger consideration.

Mr. Gutierrez received his shares as board compensation.”

Item 4.                                  Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

“On October 7, 2013, Meruelo Group entered into an agreement with the issuer (the “Meruelo Agreement”), a copy of which is included in Exhibit 99.2 hereto and hereby incorporated herein by reference.

On February 7, 2014, pursuant to the Merger Agreement, the Meruelo Shareholders received 4,023,570 shares of Common Stock.

As part of the Meruelo Agreement, we retained the right to require the Company to call the 2015 Annual Meeting by no later than May 30, 2015.

On February 13, 2015, we submitted a letter to the board addressing their request for guidance as to such right, a copy of which is included in Exhibit 99.3 hereto and hereby incorporated herein by reference. In this letter we wrote the board about our willingness to waive our right to require the Company to hold its annual meeting pursuant to the Meruelo Agreement, in exchange for (i) a change on the board to add a subject matter expert, and (ii) an increased share repurchase program from $15 million to $30 million to be deployed over 12 months without limitation.

On March 3, 2015, the Company announced that it would increase the share repurchase program up to $30 million.

On March 10, 2015, Meruelo Group and the Company entered into an Amendment to the Meruelo Agreement whereby the parties agreed to revise the Meruelo Agreement to allow the Company to hold the 2015 Annual Meeting no later than December 15, 2015 (the “Amendment”) a copy of which is included in Exhibit 99.4 hereto and hereby incorporated by reference.

On August 3, 2016, the Company announced that it entered into a definitive agreement with Vector Capital (“Vector”), under which Vector would acquire all of the outstanding shares of Common Stock for $3.90 per share in an all-cash tender offer (“Transaction”).

On August 4, 2016, we submitted a letter to the board expressing our opposition to the Transaction, a copy of which is included in Exhibit 99.5 hereto and hereby incorporated by reference.

The reporting persons have engaged in discussions with security holders of the issuer and other persons with respect to the subject class of securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. Each reporting person plans and proposes to review and analyze such reporting person’s interest in the issuer on a continuing basis and continue to engage in such discussions, as well as discussions with the issuer, the issuer’s directors and officers and other persons related to the issuer, as such reporting person deems necessary or appropriate in connection with such reporting person’s interest in the issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, each reporting person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors, and security holders of the issuer and other persons related to the issuer with respect to Issuer-Related Securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (g) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the reporting persons with respect to the issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer’s board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken. Except as otherwise described herein, no reporting person currently has any plan or proposal that relates to or would result in any of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D. However, each reporting person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D.”

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based on 29,118,526 shares of Common Stock outstanding as of May 10, 2016.

(b)         Number of securities for or as to which each reporting person has:

(i)                                     Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)                                  Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)                               Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto.

(c)          On February 7, 2014, pursuant to the Merger Agreement, the Meruelo Shareholders became entitled to receive a distribution of 4,023,570 shares of Common Stock in partial redemption of their DG shares and a cash distribution of $3 per share for each share of DG common stock.

(d)         Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting persons.”

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date: August 4, 2016	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Trustee

Meruelo Investment Partners LLC

Date: August 4, 2016	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Managing Member

Xavier Gutierrez

Date: August 4, 2016	By:	/s/ Xavier Gutierrez
	Name:	Xavier Gutierrez

Alex Meruelo

Date: August 4, 2016	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

Exhibit Index

Exhibit

Reference	Description

24.1	Joint Filing Agreement and Power of Attorney (incorporated by reference to Exhibit 24.1 to Original Schedule 13D)

99.1

Agreement and Plan of Merger, dated as of August 12, 2013, by and among Extreme Reach, Inc., Dawn Blackhawk Acquisition Corp. and Digital Generation, Inc. (incorporated by reference to Exhibit 2.1 of Digital Generation, Inc.’s Current Report on Form 8-K filed with the SEC on August 13, 2013.

99.2	Meruelo Agreement dated October 7, 2013 (incorporated by reference to Exhibit 99.11 to Amendment No. 5 on Schedule 13D filed by Meruelo Partners on October 9, 2013)

99.3	Letter dated February 13, 2015 (incorporated by reference to Exhibit 99.3 to Amendment No. 1)

99.4	Amendment to Meruelo Agreement dated March 10, 2015 (incorporated by reference to Exhibit 99.4 to Amendment No. 2)

99.5	Letter dated August 4, 2016 (furnished herewith)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.